[Letterhead of Pillsbury Winthrop Shaw Pittman LLP]

By EDGAR and Hand Delivery
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Mail Stop 3561
Attn: John Reynolds, Assistant Director

        October 13, 2006

  RE:
  Restaurant Acquisition Partners, Inc.
  Amendment No. 7 to Registration Statement on
  Form S-1 File No. 333-129316

Dear Mr. Reynolds:

        Restaurant Acquisition Partners, Inc., a Delaware corporation (the "Company"), is filing today by EDGAR Amendment No. 7 ("Amendment No. 7") to the above-referenced Registration Statement on Form S-1 (the "Registration Statement"), including the exhibits indicated therein. We are providing to you for the Staff's reference four copies of Amendment No. 7 and the exhibits filed therewith, three copies of which have been marked to show the changes from the Registration Statement as filed by EDGAR on October 5, 2006.

        On behalf of the Company, this letter responds to the comments of the Division of Corporation Finance of the Securities and Exchange Commission concerning the Registration Statement, as set forth in the letter dated October 11, 2006 addressed to Christopher Thomas of the Company. For convenience, we have repeated your comments and we have provided the response of the Company in bold.

        Please note that the Company would appreciate any remaining comments in a fashion consistent with the Company's being in a position to request acceleration of effectiveness for as early as October 20th.

General

1.
We note your response to comment 3 that the company has made the suggested revisions. We also note your statement that "no warrants will be exercisable and we may not issue shares of common stock upon exercise of any warrants unless, at the time a holder seeks to exercise such warrants, a prospectus relating to common stock issuable upon exercise of the warrants is current and the common stock has been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the warrants." Please revise to clarify that the warrants may not be exercised unless a registration statement is effective with respect to the common stock underlying the warrants. We note Section 2.5 of the Warrant Agreement and Section 2.4 of the Unit Purchase Option.

  The Company has made the suggested revision in the following sections of the Registration Statement: "Prospectus Summary—The Offering," "Risk Factors—Risks Related to Our Business" and "Description of Securities—Warrants".

You may contact the undersigned at (212) 858-1143 or Jessica Habib of this office at (212) 858-1480 if you have questions regarding the foregoing response.

Sincerely,
/s/ RONALD A. FLEMING, JR.
cc:
Jay Williamson, Securities and Exchange Commission
Maureen Bauer, Securities and Exchange Commission
Christopher R. Thomas, Restaurant Acquisition Partners
Morris C. Brown, Esq., Greenberg Traurig, P.A.
Jessica E. Habib, Esq.